

February 21, 2014

<u>Via E-mail</u>
Shaun Roberts
President, Chief Executive Officer and Director
KonaRed Corporation
2829 Ala Kalani Kaumaka St., Suite F-133
Koloa, HI 96756

> **Re:** **KonaRed Corporation**
> **Form 8-K/A**
> **Filed February 3, 2014**
> **File No. 333-176429**

Dear Mr. Roberts:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the Bowser Report mailer, available at http://www.beverageinvestor.com/kredreport/. This report promotes your shares of common stock and includes a long-term target of $8 per share. In addition, statements in the report appear to conflict with statements in your periodic or current reports filed with us, especially those relating to scientific evidence such as:

- "KonaRed is a new beverage sensation. A big reason for this is that science says it is one of the most powerful anti-aging drinks ever created."
- "Clinically tested and proven, KonaRed has an extraordinary high content of nutrients and bio-available antioxidants that are absorbed at the cellular level and are known to help prevent disease, delay aging and provide long-lasting mood boost."

- "KonaRed has created a powder extract from the red coffee fruit and this is developing surprisingly new potential revenue streams that will not flow to other healthy beverages on the market."
- "The antioxidants in KonaRed are absorbed at the cellular level and are known to help prevent disease, delay aging, and provide long-lasting mood boost."
- "Science proves* KonaRed stimulates the immune system and has powerful anti-inflammatory action on tissue. A series of tests were conducted in 2012 at Cayetano University in Lima, Peru by an esteemed team of research physicians and the results were conclusive."
- "The clinical studies also show KonaRed has tremendous anti-inflammatory action on tissue."

We also note the statements regarding KonaRed as a potential takeover target: "Is it too early to speculate? No way. Executives at Coke and Pepsi know what's going on with KonaRed. They know it's more than a new health drink sensation. This Hawaiian breakthrough's flavor alone could be worth billions. Coke or Pepsi or both of them could make a move to acquire KRED just as KonaRed rolls out across the U.S. mainland. So no, it is not too early to talk about KonaRed as a TAKEOVER TARGET. And it is certainly not too early to own KRED. Buy shares today – before whispers ignite a KRED buying frenzy."

Please tell us if any of your directors, officers, promoters, employees, representatives or affiliates provided interviews, quotes or other information for this publication or authorized the statements made in this report, directly or indirectly. Some of the information in the report appears to be based on interviews, such as:

- "Shaun says, "I knew that we had a new Hawaiian super fruit on our hands—one that was quite valuable. In fact, astounding." KonaRed blows away everyone else when it comes to antioxidant power."
- "One morning over coffee, [Shaun] was reading a study released by the University of Hawaii that raved about the enormous antioxidant powers packed into the coffee fruit – the berry that holds the coffee bean."
- "And Shaun saw proof of this scientific claim with his own eyes: *The coffee field workers' hands seemed to stay young looking*."
- "Shaun also saw something else that sunny Hawaiian morning – something he's seen before but never gave a second thought – tons of this valuable antioxidant-packed red fruit was lying on the ground, just waiting to be gathered up and discarded by the coffee growers."
- "Shaun's entrepreneurial genius was at full steam before his morning coffee got warm. This, he thought, could be the biggest breakthrough to hit the $74.3 billion beverage industry in years – the healthiest drink on earth!"

2. We note in the disclaimer that "[t]his information is neither a solicitation to buy nor an offer to sell securities but is a paid advertisement." We also note in the last paragraph that "MarketFirst Media has managed up to a $2,300,000 USD advertising production budget as of December 1, 2013 in an effort to build industry and investor awareness. Any funds leftover after expenses for research, overhead, advertising and public relations related to KonaRed Corp (ticker symbol KRED) will be considered profit. Entities related to MarketFirst Media hold a large amount of shares in KRED and intend to sell those shares. Their sales of KRED common stock will affect the value of your shares (negatively). This should be considered a direct conflict of interest."

- Please advise us if the third parties agreed to publish promotional articles in return for consideration, directly or indirectly. If so, advise us of the approximate amount of the consideration (e.g., "paid for media") you provided, directly or indirectly, to The Bowser Report and/or the authors or publishers of this report.
- Please describe your relationship with MarketFirst Media and/or its affiliates and tell us the terms of any securities transactions with MarketFirst Media and/or its affiliates.

We may have further comment after reviewing your response.

Research and Development Costs During the Last Two Years, page 10

3. Please revise the technical jargon and explain in plain English your research and development efforts. Also delete or revise your statements implying that that your product may be a treatment, prevention or cure for viruses and inflammation. Alternatively, disclose whether you have independent support and are seeking FDA approval for your claims.

You may contact Jamie Kessel at (202) 55-3727 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Craig Rollins
        Clark Wilson LLP